SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1 and 2 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Item 4 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4— The Solicitation or Recommendation is hereby amended and supplemented by:

•
replacing in each instance, in the first sentence of the first paragraph under “—(c) Reasons for Rejection” and the first sentence of the second paragraph under “—(c) Reasons for Rejection,” the word “factor” with the word “reason.”

•
adding the following to the end of sub-paragraph (i) under “—(c) Reasons for Rejection”: “In making its determination that the Company, on a stand-alone basis, should provide greater value to stockholders than the Offer, the Board considered the reasons set forth below in this Schedule 14D-9 for reaching its conclusion that the Offer was inadequate. In making its determination that the Company, on a combined basis with Stone, should provide greater value to stockholders than the Offer, the Board considered the analyses of the financial advisors regarding the Stone transaction, as set forth in the Registration Statement, and its familiarity with the proposed combination of EPL with Stone.”

•
deleting the third paragraph under “—(c) Reasons for Rejection” and replacing it with the following: “The foregoing discussion of the information and reasons considered by the Board is not intended to be exhaustive but addresses the material information and all material reasons considered by the Board in its consideration of the Offer. In view of the variety of reasons and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific reasons considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the reasons taken as a whole. In addition, individual members of the Board may have given differing weights to different reasons. Throughout its deliberations, the Board consulted with the Company’s financial and legal advisors, who were retained to advise the Board in connection with the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Energy Partners, Ltd.

By: /s/ John H. Peper
Name: John H. Peper
Title: Executive Vice President, General
Counsel and Corporate Secretary

Dated: October 2, 2006